Exhibit 4.26

AMENDMENT TO FACILITY AGREEMENT FOR A REVOLVING CREDIT AND LETTER
OF CREDIT FACILITY DATED 30 SEPTEMBER 2008 AS AMENDED AND
SUPPLEMENTED TO DATE FOR

AEGEAN MARINE PETROLEUM S.A.

US$ 210,000,000

HSH Nordbank A.G. / The Royal Bank of Scotland plc. (the "Banks")

Objectives of this Term Sheet:

We refer to the Facility Agreement dated 30 September 2008, as amended and supplemented to date (the "Facility Agreement").

Words and expressions defined in the Facility Agreement will have the same meanings when used in this letter.

In order to induce the issuing lenders to enter into the amended Facility Agreement, each Security Party as stated in the Facility Agreement hereby represents and warrants that:

(a) no Default or Event of Default as described in Section 10 of the Facility Agreement exists as of the effective date of the amendments (to be determined), both immediately before and immediately after giving effect thereto: and

(b) all of the representations and warranties contained in the Facility Agreement and the other Security Documents are true and correct in all material respects on the amendment effective date. both immediately before and immediately after giving effect thereto, with the same effect as though such representations and warranties had been made on and as of the such effective date (it being understood that any representation or warranty made as of a specific date shall be true and correct in all material respects as of such specific date).

Purpose
2-year renewal of the existing credit facilities (namely, the Guarantee Facility, RCF1 and RCF2), albeit at a reduced aggregate amount of US$125,000,000 (on a committed basis), but to include another US$85,000,000 on an uncommitted basis (i.e. US$210,000,000 in aggregate).

As between the Banks:

(a)  the exposure of The Royal Bank of. Scotland plc ("RBS") (currently at US$100,000,000) will be reduced to US$50,000,000 (on a committed basis) but will include an additional US$35,000,000 on an uncommitted basis (i.e. US$85,000,000 in aggregate) and

(b)   the exposure of HSH Nordbank AG ("HSH") (currently at US$150,000,000) will be reduced to US$75,000,000 (on a committed basis) but will include an additional US$50,000,000 on an uncommitted basis (i.e. US$125,000,000 in aggregate).

For the avoidance of doubt, by "uncommitted" in relation to a Bank, it is meant that the decision to make available any amount which is so uncommitted, shall be made by the relevant Bank alone in its own absolute and sole discretion and irrespective of whether or not the Borrower, is in compliance with any provisions or terms and conditions of the Facility

Agreement. Further, any such amount which has been so made available, might be cancelled by the relevant Bank, in its absolute and sole discretion at any time (i.e. before the Final Maturity Date) and irrespective. of whether or not the Borrower is in compliance with any provisions or terms and conditions of the Facility Agreement.

Further, and for the avoidance of doubt, uncommitted amounts which have been made available by a Bank and then cancelled by that Bank may be subsequently reinstated (again on an uncommitted basis) at any time at the relevant Bank's absolute and unfettered discretion.

In the event that a Bank cancels any such part of its uncommitted lines after it has been utilised, the Borrower will be required, within 30 days following such cancellation, to ensure that the total outstanding/exposure of such Bank under all Facilities do not exceed the committed and available amount in respect of such Bank (after taking into account such cancellation). In order to achieve this, the Borrower will need to make prepayments of any cash advances to such Bank under RCF1 or RCF2 and/or procure that any outstanding L/Cs issued by such Bank are re-issued / replaced by another bank (or, alternatively, fully cash collateralised in accordance with the provisions of the Facility Agreement until their expiry), The Agent will notify all parties contemporaneously in the event that a Bank decides to cancel any such part of its uncommitted lines.

The Borrower shall, as soon as possible after the current Final Maturity Date (namely 30 January 2011), repay US$55,000,000 of the current balance/exposure under the RCF1 and RCF2 and comply with the paragraph Cash Drawings.

Term
The Final Maturity Date to be extended to 30 January- 2013 at which time the Facility will be subject to review at the Bank's absolute and unfettered discretion (i.e. similar review arrangement to the current ones).

Cash Drawings
Cash drawings under the Facilities will be now limited to the lower of US$125,000,000 and 60% of the total available limit at each time (namely. the total available amount of RCF1 and RCF2 will be fixed at a maximum 60% of the total available limit under the Facilities, taking. into account any uncommitted amounts which have been made available but limited to US$125,000,000 maximum cash drawings, assuming a US$210,000,000 facility). For the avoidance of doubt, if the available limit is reduced to committed amounts of US$125,000,000 in total, cash drawings will be limited to the 60% of such committed limit (i.e. US$75,000,000).

Therefore, on a committed and uncommitted basis only, the available amount under each Facility, will be as follows:

RCF1: US$49,000,000 (committed)
Guarantee Facility: USS$76,000,000 (committed) and total of US$161,000,000 (committed and uncommitted)
RCF2: US$26,000,000 (committed) and total of US$76,000,000 (committed and uncommitted) (always as a sub-limit of the Guarantee Facility).

Uncommitted amounts, if made available, will be made available to increase the Guarantee Facility and RCF2 as a sub-limit of the Guarantee Facility, but subject always to the 60% cash drawings limitation referred to above.

Pricing	(i)
The letter of credit commissions on the L/Cs to be revised as-follows:

 Standby L/Cs
- Transaction Related Standby L/Cs: 1.60% p.a.
- Direct Credit Substitutes: 3.00% p.a.

Documentary L/Cs: 0.70% p.a.

Letters of Guarantee: 1.60% p.a.

Issuance fee of US$500 payable on each L/C and amendment fee of US$250 for any amendment on each L/C (i.e. such fees remain unchanged).
(ii)	Margin to increase to 3.00% p.a. over LIBOR.
Arrangement Fees
Arrangement fee of 0.225% flat on total amount of the Facilities (committed and uncommitted, namely on US$210,000,000) on a pro rata basis for the account of each Bank.

Agent fee of US$70,000 p.a. (payable to RBS only).

Commitment Commission	To increase to 0.625% p.a. which will accrue on the amount of the undrawn committed balances. The commitment commission will not apply to the uncommitted amounts of the Facilities.
Security	In addition to existing security, to include:
●
Mortgage and assignment of insurances, earnings and requisition compensation over and in relation to mt "Aeolos" which will be securing a corporate guarantee given by the owner of such vessel, such guarantee to secure all amounts outstanding under the Facility Agreement.

●
mortgage and assignment of insurances, earnings and requisition compensation over and in relation to mt "Aegean Flower", which will be securing the existing corporate guarantee given by the owner of such vessel. Such security to be put in place until 31 March 2011, failing which, such vessel shall not be considered a Mortgaged Ship for the purposes of the minimum security covenant/advance rates below.

Covenants	●	Advance rate of 70% of Mortgaged Ships' market value will apply to RCF1.
	●	Minimum Security Covenant of 70% of Mortgaged Ships' market value will apply to RCF1.
	●	Advance rate of 75% of Oil Products' market value and 90% of Qualifying Receivables' face value will, continue to apply to RCF2 and the Guarantee Facility.
	●	Minimum Security Covenant of 75% of Oil Products' market value and 90% of Qualifying- Receivables' face value and 70% of Mortgaged Ships' market value wilt apply to all Facilities.
Other Significant Terms and conditions	●
RCF1 (namely, US$49,000,000) will reduce by semi-annual reductions in the amount of US$4,750,000, with the first such reduction due in 31 March 2011 and a final balloon  reduction of US$30,000,000 due on the new Final Maturity Date (i.e. 30 January 2013).

	●	Financial Covenants to be amended as follows.
●	Consolidated Book Net Worth – to increase to a minimum of US$375,000,000;
●	Consolidated Debt to Consolidated Total Assets - to increase to a maximum of 70%;
●	EBIT : Interest – to increase to 2.0x;
●	Consolidated Liquid Funds, as at the end of each calendar month and at the end of each Accounting Period (semi annually) – unchanged at minimum amount of US$30,000,000;
●	Consolidated Liquid Funds on an average daily basis – unchanged at a minimum amount of US$15,000,000;
●	Introduction of a new covenant of Current Ratio - Minimum of 1.15x.
●
The Banks have the right in their absolute discretion to exclude from the security package (for the purposes of advance rates and/or loan to value maintenance tests) any oil inventory which is physically located in a specific jurisdiction due to jurisdictional issues. Any such oil inventory terminal may be released. The Borrower has the right to provide additional security acceptable to the Banks in the form of new vessels to be mortgaged, cash security or new receivables.

●	Operational review/audit of the Borrower by RBS within 3 months of the current Final Maturity Date (i.e. by 30 April 2011).
●	A quarterly review of the debtor book management by Borrower's auditors Deloittes or a 3rd party firm instructed by RBS, the first being within 3 months of the current Final Maturity Date (i.e. by 30 April 2011).
●	Delivery of unconsolidated financial statements of the Borrower together with the consolidated financial statements of the Group.
●
In the event that a Bank determines and reasonably substantiates that circumstances prevail in Greece which constitute an imminent and immediate threat by a supervisory body, government, national bank or any ether institution empowered or authorised to introduce currency exchange control regulations in Greece (or if such threat or circumstances have actually materialised), the Borrower shall, at the request of the Agent (acting on the instructions of the respective Bank), transfer all receivable payments and other operating cash inflows relating to the Facilities and all of the Accounts which are affected or threatened to be affected by such regulations to new bank accounts opened with RBS in UK or in any other country which is an OECD member state and where RBS has presence and the Borrower and the other Security Parties are able to open bank accounts for the same purpose, as the Agent (acting on the instructions of RBS) will specify. If RBS does not wish, in its absolute discretion, the Accounts to be opened with RBS, then the Accounts wilt be opened with HSH in any other jurisdiction where HSH has presence and the Borrower and the other Security Parties are able to open bank accounts for the same purpose, as the Agent (acting on the instructions of HSH) shall specify. In the event that the threat that has lead to the transfer of the Accounts as referred to above does not actually materialise within a period of 4 months from the date when all Accounts have been so transferred, or in the event that the threat does actually materialise but any such currency exchange control regulations or other restrictions are subsequently lifted, then the Accounts will be as soon as reasonably practicable following a request by the Agent (acting on the instructions of RBS) transferred again to RBS, Piraeus. In the case of any such transfer of accounts or payment of receivables, the Borrower will always use its best efforts to inform all debtors that have received invoices containing account details that are affected by such regulations and provide those debtors with new account information. For the avoidance of any misunderstanding, it is hereby agreed and acknowledged by both Banks that currently no such threat or circumstances exist which would entitle a Bank to invoke this clause.

●
In addition to the weekly Borrowing Base Reports the Borrower shall provide one further Borrowing Base Report as per the last day of each month. Such additional Report to be delivered at the latest after 25 days of each calendar month and it shall contain / reflect all sales transaction which have taken place shortly before or at the end of that calendar month including the stocks have been so transferred to the customers but have not yet been invoiced.

●
Borrowing Base Report Section "Payables": For the avoidance of doubt the position "thereof -Trade payables secured by L/Cs or guarantees under Facility B" shall only contain trade payables which are secured by Transaction Related Standby L/Cs issued by RBS or HSH (i.e. not all L/Cs).

●
If subject to a Bank's approval a proposed L/C issued by that Bank contains a "Fluctuation Clause" then in case that L/C is actually issued, the Commitment of the relevant Bank shall be reduced by an amount which is equal to the aggregate of (i) the respective face value of that L/C (including any customary tolerance, if any) and (ii) an additional security buffer of ten (10%) per cent. of the relevant face value of the relevant L/C to account for any unit price fluctuation of the relevant goods (the "Security Buffer"). The relevant Bank shall be entitled to adjust the Security Buffer to account for changes of the actual unit prices of the relevant goods. For the avoidance of doubt, any commissions, fees and other amounts payable in respect of L/Cs containing a "Fluctuation Clause" shall be calculated on the basis of the relevant face value taking into account the Security Buffer.

For and on behalf of HSH NORDBANK A.G.

/s/ R. Stickel	/s/ Jan Petr
R. Stickel	Jan Petr

For and on behalf of THE ROYAL BANK OF SCOTLAND plc.

/s/ Pavios Vitos	/s/ Fotis Bratimos
Pavios Vitos Director, Ship Finance	Fotis Bratimos Senior Director, Head of Ship Finance Piraeus Branch
We hereby unconditionally and irrevocably accept the terms and conditions contained herein.

For	Ampni A	As discussed, we will have the option to
Signatures		offer as security the inventories of Ghana and
Name	Sp. Gianniotis	Fujairah to other lenders. Also, Tanger Med Storage
Date	3-3-2011	when in operation, will not be included
in your floating charge of our inventories.

/s/ S. Gianniotis
AMP S.A.		S. Gianniotis

/s/ I. Bekas	/s/ G. Robolakis
I. Bekas	G. Robolakis